Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Thousands)
Earnings:
Income before income taxes	$129,065	$400,153	$298,205	$244,364	$155,884	$99,834
Minus: equity income of unconsolidated entities	(1,589)	(2,367)	—	—	—	—
Plus: Fixed charges	11,948	51,041	33,242	2,530	5,226	6,248
Minus: Capitalized interest	(1,430)	(4,546)	(1,886)	(442)	(1,858)	(758)
Total earnings	$137,994	$444,281	$329,561	$246,452	$159,252	$105,324

Fixed charges:
Interest expense, excluding capital lease interest expense	$4,857	$22,436	$10,968	$829	$2,944	$5,050
Interest expense, capital lease	5,401	23,225	19,888	843	—	—
Plus: Capitalized interest	1,430	4,546	1,886	442	1,858	758
Plus: Estimated interest portion of rental expense	260	834	500	416	424	440
Total fixed charges	$11,948	$51,041	$33,242	$2,530	$5,226	$6,248

Ratio of earnings to fixed charges	11.5x	8.7x	9.9x	97.4x	30.5x	16.9x

(1)         Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges and minus (iv) capitalized interest (including allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.